Pricing Sheet No. 2011-MTNDG0162 dated December 12, 2011 relating to
Offering Summary No. 2011-MTNDG0162 dated December 2, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

Callable Step-Up Coupon Notes due December 15, 2018

PRICING TERMS – DECEMBER 12, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$8,500,000
Pricing date:	December 12, 2011
Original issue date:	December 15, 2011
Maturity date:	December 15, 2018
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
4.25%, from and including December 15, 2011 to but excluding December 15, 2014
4.75%, from and including December 15, 2014 to but excluding December 15, 2016, unless redeemed by us
5.25%, from and including December 15, 2016 to but excluding December 15, 2018, unless redeemed by us

Interest payment period:	Semi-annually
Interest payment dates:
Each June 15 and December 15, beginning on June 15, 2012, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case that interest payment will be made on the first preceding business day. No adjustment will be made to any interest payment made on that succeeding or preceding business day, as applicable.  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, each such day which we refer to as a regular record date.

Day-count convention:	30/360
Redemption:
Beginning on December 15, 2014, we have the right to redeem the notes, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption dates:	December 15, 2014 and each interest payment date thereafter
CUSIP:	1730T0QU6
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Commissions and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per Note	$1,000.00	$12.50	$987.50
Total	$8,500,000	$106,250	$8,393,750
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $12.50 from Citigroup Funding Inc. for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors, collectively a fixed selling concession of $12.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $12.50 for each note they sell.  The total underwriting fee shown above gives effect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “Fees and selling concessions” and “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

You should read this document together with the offering summary describing the offering and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on December 2, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311005102/dp27542_fwp-mtndg0162.htm

Product Supplement filed on July 13, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this communication relates.  You should read the product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the product supplement, prospectus supplement and prospectus if you request it by calling toll-free 1-877-858-5407.